FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR May 02, 2006

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
               (Exact name of Registrant as specified in its charter)

                           -----------------


                      Suite 230-1700 West 75th Avenue
                                Vancouver, BC
                                Canada V6P 6G2
                                (604) 267-6000
                     (Address of principal executive offices)

                           -----------------

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004


1.1 Date

This "Management's Discussion And Analysis" should be read in conjunction with the audited Consolidated Financial Statements and Notes of the Company for the year ended December 31, 2005 and 2004.

The following sets out management's discussion and analysis of our financial position and results of operations for the year ended December, 2005 and 2004.


1.2 Overview

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called "Fast Pyrolysis", which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste byproducts.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of December 31, 2005, the Company had three wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), DynaMotive Canada, Inc. (incorporated in Canada in November 2000), and the West Lorne BioOil Co-Generation Limited Partnership (the "Limited Partnership") which was formed in Ontario, Canada in September 2003. DynaMotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the biooil co-generation plant.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004


In this report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).


1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).




                                 As at December   As at December   As at December
                                    31, 2005         31, 2004      31, 2003
(US Dollars)                            $               $              $
-----------------------------------------------------------------------------------
Results of operations:
Revenue                                 --              --              --
Loss from operations             (11,822,274)     (9,917,889)      (4,995,624)
Loss from continuing
   operations                    (11,997,344)     (9,916,215)      (4,921,650)
Net loss                         (11,997,344)     (9,916,215)      (4,984,681)
Net loss per share                     (0.11)          (0.12)           (0.09)
Net loss from continuing
   operation per share                 (0.11)          (0.12)           (0.09)
------------------------------------------------------------------------------------
Financial position at year-end:
Total assets                      16,962,573       13,198,698       3,759,605

Total liabilities                  8,670,165        8,911,500       2,035,168

Shareholder's equity/(deficiency)  8,292,408        4,287,198       1,724,437

Deficit                          (58,847,397)     (46,850,053)    (36,136,236)

Common shares issued             123,211,875       93,129,798      69,915,654
====================================================================================



1.4 Results of Operations

In 2005, DynaMotive continued its research and development activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Ongoing operations were focused in Canada.


For the years 2005, 2004 and 2003, the Company had expended on an annual basis $3,218,058, $3,455,511 and $969,419 respectively, on research and development. Of these amounts, $782,423, $765,106 and $456,438 respectively, were reimbursed by government funding. The remainder of the respective annual expenditures were paid by the Company. The level of research and development expenditure has decreased in 2004 and 2005 in support of development of the commercial scale plant and other product development activities. Future research and development expenditures are expected to be at a similar level.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004


The Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships Canada program both for expenditures made in 2004 and technical and project related expenditures in 2005. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $5.3 million (C$ 6.2 million) has been received as of year end 2005.

General and administrative salaries and benefits decreased to $5,152,851 in 2005 from $5,267,756 in 2004. The decrease in 2005 was mainly due to a decrease in non-cash compensation and management's conscious effort in controlling the Company's development activities with its 100 TPD commercial scale plant. General and administrative salaries and benefits increased to $5,267,756 in 2004 from $2,693,430 in 2003. The increase in 2004 was mainly due to increased activity in the general and administrative area, an increase in non-cash compensation and increase in the Company's development activities with its 100 TPD commercial scale plant. Due to the change in accounting policy for stock option compensation effective January 1, 2004, pursuant to which, the Company is required to use fair value method of calculating stock option compensation for all options granted subsequent to January 1, 2002, modifications on the term of the employee stock options, stock based compensation expense recognized has increased during the year.

Professional fees increased to $1,533,546 (comprised of legal & accounting and audit fees of $243,988 and consulting fees of $1,289,558) in 2005 from $1,010,802 (of legal & accounting and audit fees of $240,955 and consulting fees of $769,847) in 2004. The increase was due mainly to the increase of hiring external consultants during the year. Professional fees increased to $1,010,802 in 2004 from $954,223 (comprised of legal & accounting and audit fees of $297,349 and consulting fees of $656,874) in 2003. The increase was due mainly to the increase of hiring external consultants during the year.

Amortization and depreciation increased to $148,556 in 2005 from $130,912 in 2004 due to the replacement of certain computer equipment and an increase of computer equipment for a number of new staff. Amortization and depreciation increased to $130,912 in 2004 from $125,580 in 2003 due to the replacement of certain computer equipment.

Interest and other income decreased to $5,614 in 2005 from $8,766 in 2004 due mainly to decrease of miscellaneous revenue in 2005. Interest and other income decreased to $8,766 in 2004 from $73,974 in 2003 due mainly to decrease of miscellaneous revenue in 2004.

Interest expense increased in 2005 to $1,445,918 from $151,758 in 2004 due mainly to the accretion of the debt discount and expense incurred on the conversion of long-term and short-term convertible loan. Interest expense decreased in 2004 to $151,758 from $320,643 in 2003 due mainly to the repayment of interest bearing debt.

Marketing expense increased to $496,297 in 2005 from $283,322 in 2004 due to an increase in business development and corporate financing activities and during the year. Marketing expense increased to $283,322 in 2004 from $155,914 in 2003 due to an increase in business development activities and participation in an environmental conference during the year.

Office supplies, telephone and insurance increased to $467,854 in 2005 from $328,286 in 2004 due to the increased activities in the general and administrative area. Office supplies, telephone and insurance increased to $328,286 in 2004 from $300,751 in 2003 due to the increased activities in the general and administrative area.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004


Rent for leased premises increased to $175,294 in 2005 from $107,804 in 2004 due to the increase of office space and addition of accommodation for staff working at the West Lorne site. Rent for leased premises decreased to $107,804 in 2004 from $109,653 in 2003 due to the change in office and storage space.

Currency exchange gain in 2005 amounted to $33,677 compared to a gain of $53,156 in 2004 due to the depreciation of the US Dollar. Currency exchange gain in 2004 amounted to $53,156 compared to a gain of $177,551 in 2003 due to the depreciation of the US Dollar.

Loss on the write-down of long-term assets was $200,457 in 2005 as the Company wrote-off its 10 TPD pilot plant as management determined its value was permanently impaired.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies decreased to $1,915,857 in 2005 from $9,106,450 in 2004. Capital expenditures for the Fast Pyrolysis technology decreased to $1,864,961 in 2005 from $8,982,857 in 2004. The decrease in the Fast Pyrolysis capital expenditures in 2005 was due mainly to the completion of constructing the 100 tpd industrial plant in Ontario in 2005. Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies increased to $9,106,450 in 2004 from $1,502,100 in 2003. Capital expenditures for the Fast Pyrolysis technology increased to $8,982,857 in 2004 from $1,497,398 in 2003. The increase in the Fast Pyrolysis capital expenditures in 2004 was due mainly to construction of the 100 tpd industrial plant in Ontario, Canada and initial payments on the 200 tpd plant to be constructed at a Canadian site.

The Company's total assets increased to $16,962,573 at the end of 2005 from $13,198,698 at the end of 2004, due mainly to the building of the 100 tpd commercial scale plant. Property, plant and equipment increased to $14,199,148 in 2005 from $12,154,153 in 2004 due to the building of the 100 tpd commercial scale plant. The total liabilities decreased to $8,670,165 at the end of 2005 from $8,911,500 at the end of 2004, due mainly to the increase of payments issued to the vendors related to the 100 tpd industrial plant. Current liabilities increased slightly to $7,861,317 at the end of 2005 from $7,843,828 at the end of 2004 due to an increase in accounts payable and accrued liabilities of the 100 tpd commercial scale plant and convertible debenture that are due within 12 months of December 31, 2005

During the year ended December 31, 2005, the Company recorded a net operating loss of $11,997,344 compared to a net operating loss of $9,916,215 for the year 2004. The increase in operating loss in 2005 as compared to 2004 was primarily attributable to (i) an increase in interest expense (ii) an increase in marketing expense, (iii) an increase in professional fees and (iv) an increase in rent. The net operating loss in 2005 reflected professional fees totaling $1,533,546, of which, $1,046,841 was non-cash amounts paid in shares. The non-cash professional fees in 2004 were $235,845. During the year ended December 31, 2004, the Company recorded a net operating loss of $9,916,215, compared to a net operating loss of $4,984,681 for the year 2003. The increase in operating loss in 2004 as compared to 2003 was primarily attributable to
(i) an increase in general and administrative salaries and benefits (ii) an increase in marketing expense, (iii) an increase in professional fees and (iv) an increase in research and development. The net operating loss in 2004 reflected professional fees totaling $1,010,802, of which, $235,845 was non-cash amounts paid in shares. The non-cash professional fees in 2003 were $655,416.

The basic and diluted loss per common share decreased to eleven cents ($0.11) for the year 2005 from twelve cents ($0.12) for the year 2004. The loss per common share for the year 2003 was nine cents ($0.09). The decrease in basic and diluted loss per share for 2005 was due to both the increase in the loss for each year and the increase in the weighted average number of Common Shares outstanding from 80,979,299 shares in 2004 to 108,009,185 in 2005.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004


1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:



                                                Three months ended
                                 Dec 31        Sep 30      Jun 30        Mar 31
                                  2005          2005        2005          2005
                               ------------------------------------------------------
(US Dollars)                       $              $          $              $

Revenue                           --              --          --           --

Net loss from
  continuing operations     (5,078,230)    (2,924,073)   (2,221,722)   (1,773,319)
Net loss per share               (0.04)         (0.03)        (0.02)        (0.02)

Net loss                    (5,078,230)    (2,924,073)   (2,221,722)   (1,773,319)
Net loss per share               (0.04)         (0.03)        (0.02)        (0.02)

Weighted average common shares
       Outstanding         118,686,979    109,672,315   104,343,348    98,781,196
=====================================================================================



                                 Dec 31        Sep 30      Jun 30        Mar 31
                                  2004          2004        2004          2004
                               ------------------------------------------------------
                                   $              $          $              $

Revenue                           --              --          --           --

Net loss from
  continuing operations      (4,433,230)   (2,936,819)   (1,760,389)    (785,777)
Net loss per share                (0.05)        (0.04)        (0.02)       (0.01)

Net loss                     (4,433,230)   (2,936,819)   (1,760,389)    (785,777)
Net loss per share                (0.05)        (0.04)        (0.02)       (0.01)

Weighted average common shares
       Outstanding           88,161,929    81,325,713    79,699,951    74,391,766
=====================================================================================


1.6 Liquidity

Principal sources of liquidity during the year ended December 31, 2005 were
(i) $6,398,254 in net proceeds ($6,433,295 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,957,000 in deposits for Common Shares to be issued in 2006 pursuant to private placement offerings commenced in 2005, (iii) $1,825,000 increase in short-term convertible loan, (iv) $42,331 decreased in repayment of short-term loan and (v) $368,712 increase in government grant receivable.

For the previous year ended December 31, 2004 the Principal sources of liquidity during the year ended December 31, 2004 were (i) $4,857,699 in net proceeds ($5,242,734 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004 exercise of Common Share options for cash, (ii) $1,636,408 in deposits for Common Shares to be issued in 2005 pursuant to private placement offerings commenced in 2004, (iii) $830,013 increase in convertible loan, (iv) $816,727 increase in long-term debts and (v) $509,879 decrease in government grant receivable.

Overall cash inflows increased during 2005 due to significantly increased financing activities and the completion of constructing of the West Lorne Project in 2005. During the year ended December 31, 2005, the Company used cash in operating activities and in investing activities of $6,734,728 and $1,602,376 respectively, and generated cash from financing activities of $9,769,211.

During the previous year ended December 31, 2004, the Company used cash in operating activities and in investing activities of $2,883,735 and $5,824,645 respectively, and generated cash from financing activities of $8,693,057. During year ended December 31, 2003, the Company used cash in operating activities and in investing activities of $2,169,755 and $530,209 respectively, and generated cash from financing activities of $3,221,353.

The net amount of cash used in operating activities during 2005 increased by 134% of cash used in operating activities during 2004. Cash used in operating activities consisted primarily of a net loss for 2005 of $11,997,344 that was offset by (i) amortization of non-cash items in the sum of $148,556, (ii) non-cash equity compensation expenses, $3,697,057, and (iii) non-cash accretion expense in the amount of $1,068,192.

The net amount of cash used in operating activities during 2004 increased by 33% of cash used in operating activities during 2003. Cash used in operating activities consisted primarily of a net loss for 2004 of $9,916,215 that was offset by (i) amortization of non-cash items in the sum of $130,912, (ii) non-cash equity compensation expenses, $4,730,604, and (iii) net change in non-cash working capital balances related to operations of $2,087,156.

Financing activities during 2005 generated a net increase in cash of $9,769,211, primarily from the Company's private placements of Common Shares. Financing activities during 2004 generated a net increase in cash of $8,693,057, primarily from the Company's private placements of Common Shares.

Investing activities in 2005 resulted in the use of cash, net of grants and disposal, in the amount of $1,602,376 that consisted of $1,580,195 that was incurred in the acquisition of capital assets, $22,181 was expended on patents. Investing activities in 2004 resulted in the use of cash, net of grants and disposal, in the amount of $5,824,645 that consisted of $5,804,656 that was incurred in the acquisition of capital assets, $19,989 was expended on patents. Investing activities in 2003 resulted in use of cash, net of grants and disposal, in the amount of $530,209 that consisted of $491,057 that was incurred in the acquisition of capital assets, $6,479 was expended on patents and $32,673 was expended on other long-term assets.


1.7 Capital Resources

As at December 31, 2005, the Company had a working capital deficiency of $5,357,001 and incurred a net loss of $11,997,344 for the year ended December 31, 2005, and has an accumulated deficit of $58,847,397.

In the year ended December 31, 2005, DynaMotive had no commercial revenue from its core BioOil operations. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004


Technology Partnerships Canada ("TPC") and Sustainable Development Technology Canada ("SDTC") funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2006, the Company expects to be able to draw significantly from government funding, including the TPC program for research & development and demonstration project related expenditures and SDTC funding as described below. In November 2004, the Company received an extension to its TPC funding agreement to March 31, 2006. The Company expects to draw a significant portion of the remaining $1.1 million (C$1.3 million) in the TPC project funding in 2006.

During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute $4.3 million (C$5 million) to the capital cost of the Company's West Lorne 100 TPD BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. In 2004, the Company received the three payments of $3.2 million (C$3.7 million) from SDTC. In November 2005, the Company received a payment of $0.7 million (C$0.8 million) from SDTC. The Company expects to receive the remaining $0.4 million (C$0.5 million) during 2006.

During the first quarter of 2005, the Company raised subscription funds of $2.5 million relating to the private placement commenced commencing in the second quarter of 2004 at subscription prices ranging from $0.30 to $0.523 per share. 6 million shares and 2.2 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter, the Board approved a tranched funding of up to $20 million to meet its objectives for additional working capital, general corporate purposes and to assist the Company in the completion of its first commercial plant. The Company raised subscription funds of $0.68 million relating to the same private placement of the previous quarter at subscription prices ranging from $0.337 to $0.427 per share. 1.2 million shares and 0.3 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2005 the Company issued $1.825 million of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. The debentures are due between June and September 2006, have an interest rate of 10% payable in shares and are convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures are collateralized by certain government receivables and are guaranteed by the Company. In September and December 2005, $1.15 million of the debentures were converted into 2.7 million common shares and 0.68 million Series U warrants. As at December 31, 2005, $675,000 of these debentures remain outstanding.

During the third quarter of 2005, the Company raised subscription funds of $2.5 million relating to the same private placement of the previous quarter at subscription prices ranging from $0.40 to $0.48 per share. 5.1 million shares and 1.3 million Common Share Purchase Warrants were issued as a result of this funding.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004


During the fourth quarter, the Company raised further $2.8 million relating to the same the private placement of the previous quarter at share prices ranging from $0.455 to $0.71 per share. 3.8 million shares and 0.9 million Common Share Purchase Warrants were issued as a result of this funding.

In total, the Company raised during 2005 $7.1 million in cash and settled $1.4 million in consulting fees payable by the Company (these shares were valued based on the quoted market price of $1.8 million on the date of the settlement agreement) for a total of 20 million Common Shares and 6 million Common Share Purchase Warrants.

With the current cash on hand and anticipated sales revenue, the Company anticipates that it may require additional funding for the commercialization of its Fast Pyrolysis technologies through the year 2006. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company's 2006 financing plan is structured to enable construction of the Company's first 200 tonne per day ("tpd") BioOil manufacturing facility. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In addition to contemplated equity and debt offerings, the Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships program and from the approved SDTC funding towards the West Lorne Project. The Company expects to draw in 2006 the remaining TPC and SDTC funding.

In connection with the Company's 200 tpd project, the Company is committed to outstanding construction commitments of approximately $2.6 million and expects the project to be completed in the late 2006.


The Company's funding plan for 2006 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions, other project funding and sales, are expected to fund the 200tpd project(s) which are expected to be developed during 2006. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

The West Lorne Project has committed to a seven year $3 million (C$3.6 million) turbine financing agreement which will be secured by the turbine and other power island assets. The Project has also entered into a three year loan agreement for $0.8 million (C$1.0 million) of which $816,727 (C$1,000,000) has been advanced as at December 31, 2005. This loan is secured by a first charge on all of the project's assets aside from the power island assets. For detail, please see note 10 of the Audited Consolidated Financial Statements 2005.

In 2004 the Company entered into an agreement to pay for equipment and services in exchange for an $830,013 (C$1 million) convertible debenture. The debenture is convertible into common shares of the Company at the market price at time of conversion, subject to a minimum conversion price of US$0.40 per share and a maximum conversion price of US$0.60 per share. The debenture bears no interest and the principal is due December 10, 2009. The entire loan was converted in 2005 into 1,535,001 DynaMotive common shares and 767,000 two-year

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004


Series S warrants exercisable at $0.57 per share. For detail, please see note 9(a) of the Audited Consolidated Financial Statements 2005.


1.8 Off-Balance Sheet Arrangements

None.


1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the year:

Consulting fees and salaries of $1,940,421 for the year ended December 31, 2005 (2004 - $3,053,332) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $974,392 (2004
- $2,288,556) paid by stock based compensation.

Consulting fees and share issue costs of $87,395 for the year ended December 31, 2005 (2004 - $574,326) have been paid to a shareholder of the Company. Included in the amount above, is $1,113 (2004 - $513,958) paid by stock based compensation.

As at December 31, 2005, $82,529 (2004 - $136,370) was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. The joint venture had not been formalized and the advance was expensed on December 31, 2005.


1.10 Fourth Quarter

Not applicable.


1.11 Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.


1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.


1.13 Changes in Accounting Policies including Initial Adoption

The Company's audited financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company believes

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DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004 the significant accounting policies as detailed in note 2 of its audited consolidated financial statements for the year ended December 31, 2005, affect its more significant judgments and estimates used in the preparation of its audited consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in US dollars.

Basis Of Presentation And Accounting Policies

The Company's accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2005.

Change in Accounting Policy

Effective January 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of revised CICA Handbook Section 3870 ("CICA 3870"), "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to contributed surplus.

Prior to 2004, effective January 1, 2002, the Company followed the recommendations of the CICA 3870. The standard required that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 are to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The fair value method is encouraged for all other employee stock based compensation but other methods of accounting such as the intrinsic method were permitted. If the fair value method was not adopted, then proforma disclosure for net loss and loss per share is required to show the effects as if the fair value method has been used. The Company elected to use the intrinsic method to account for awards granted to employees and directors in 2002 and 2003. As a result of adopting this standard, opening deficit as at January 1, 2002 was increased by $116,900 and contributed surplus was increased by $116,900 to reflect certain Stock Appreciation Rights that were outstanding.


1.14 Financial Instruments and Other Instruments

None.


1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.


1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

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DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004


Not applicable.

(b) expensed research and development costs;


Research and Development Expenses
Breakdown by major category:


                                      2005               2004
                               -----------------------------------
                                       $                  $
Material                            2,262,753          95,451
Salary and Benefits                   493,117         458,018
Consulting                            442,286       2,882,305
Miscellaneous Costs                    19,902          19,737
                               -----------------------------------
                                    3,218,058       3,455,511
Less: Government
  assistance programs                (782,423)       (765,106)
                               -----------------------------------
                                    2,435,635       2,690,405
==================================================================



(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the Interim Statement of Loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.


1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.



All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2004 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.

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DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2005 compared to the year ended December 31, 2004

1.16 Corporate Governance

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges it financial responsibilities. The Board's review is accomplished principally through the audit committee, which meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee whose recommendations are followed with regard to executive compensation. From time to time the Board may also form special sub-committees, which must investigate and report to the Board on specific topics.

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